UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Southfield Energy Corporation
(a Nevada corporation)

SEC File Number: 333-162029

Check One:	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For the period ended: December 31, 2009

☐ ☐ ☐ ☐ ☐	Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form NSAR
For the transition period ended:  Not Applicable

____________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Southfield Energy Corporation
Full Name of Registrant

Former Name if Applicable

1240 Blalock Rd., Suite 150
Address of Principal Executive Office (Street and Number)

Houston, TX 77055
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
    Significant third party information as well as the company’s financial statements required for the filing of its report on form 10K are not currently available and could not be made available without unreasonable effort and expense.

PART IV--OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

Ben Roberts	713	266-3700
(Name)	(Area Code)	(Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes ☒ No ☐

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?        Yes ☒ No ☐

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

The information provided in this disclosure should not be deemed a full disclosure of the company’s financial position and results of operations for the fiscal year ended December 31, 2009.  Reference should be made to the company’s Registration Statement on Form S-1 previously filed with the Securities and Exchange Commission and effective as of February 11, 2010, which includes both the 2008 audited financial statements and the unaudited financial statements for the nine months ended September 30, 2009.

The company experienced similar operating, financial and economic factors during the three months ended December 31, 2009 to those occurring in the nine months ended September 30, 2009. Therefore, the quantitative and qualitative information concerning the Company’s results of operations for the nine months ended September 30, 2009 and in the accompanying management discussion and analysis included in the Registration Statement is indicative of the results of operations expected for the full fiscal year 2009.

By extrapolating the results of operations for the nine months ended September 30, 2009 and comparing it to the audited 2008 results of operations, the Company anticipates that its results of operations for the full fiscal year 2009 will be significantly different than those of 2008.  The company expects to file its 10-K for 2009, including 2009 audited financial statements, by April 15, 2010.

Southfield Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2010	Southfield Energy Corporation

By: /s/ Ben Roberts
Name: Ben Roberts
Title: CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)